UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2013.
Commission File Number 001-12284
GOLDEN STAR RESOURCES LTD.
(Translation of registrant's name into English)

150 King Street West
Suite 1200
Toronto, Ontario
M5H 1J9, Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐    No      ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference in (i) the Registration Statements on Form S-8 of the Registrant as each may be amended from time to time (File Nos. 333-105820, 333-105821, 333-118958, 333-169047 and 333-175542) and (ii) Registration Statements on Form S-3 as amended (File Nos. 333-33237, 333-89767, 333-82106, 333-102225, 333-118956, 333-148296, 333-155767 and 333-180502) and (iii) the Registration Statement on Form S-4, as amended (File No. 333-118957), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLDEN STAR RESOURCES LTD.

Date: August 12, 2013
(signed) Jeffrey A. Swinoga
_______________________
Jeffrey A. Swinoga
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit
99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarterly period ended June 30, 2013
99.2	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2013
99.3	Form 52-109F2 - Certification of Interim Filing - CEO
99.4	Form 52-109F2 - Certification of Interim Filing - CFO